# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Warby Parker Inc., CIK 0001504776
CUSIP: 93403J106
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 233 Spring Street, 6th Floor East, New York, New York (NY), 10013
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001774565

## Reporting persons
- General Catalyst Group Management Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Catalyst Group Management Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Catalyst Group Management, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Catalyst GP V, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Catalyst Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Catalyst Group V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GC Entrepreneurs Fund V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Catalyst Group V Supplemental, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Kenneth Chenault: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,765; shared voting power 0; sole dispositive power 1,765; shared dispositive power 0; aggregate amount beneficially owned 1,765 (0% of the class)
- David P. Fialkow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 114,480; shared voting power 44,676; sole dispositive power 114,480; shared dispositive power 44,676; aggregate amount beneficially owned 159,156 (0.2% of the class)
- Joel E. Cutler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 245,072; sole dispositive power 0; shared dispositive power 245,072; aggregate amount beneficially owned 245,072 (0.2% of the class)
- Hemant Taneja: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 153,291; shared voting power 25,306; sole dispositive power 153,291; shared dispositive power 25,306; aggregate amount beneficially owned 178,597 (0.2% of the class)

## Item 1. Issuer
Name of issuer: Warby Parker Inc.
Address of issuer's principal executive offices: 233 Spring Street, 6th Floor East, New York, NY 10013

## Item 2. Person Filing
Name of person filing:
This joint statement on Schedule 13G/A is being filed by General Catalyst Group Management Holdings GP, LLC, a Delaware limited liability company ("GCGMH LLC"), General Catalyst Group Management Holdings, L.P., a Delaware limited partnership ("GCGMH"), General Catalyst Group Management, LLC, a Delaware limited liability company ("GCGM"), General Catalyst Group V, L.P., a Delaware limited partnership ("GC V"), GC Entrepreneurs Fund V, L.P., a Delaware limited partnership ("E Fund V"), General Catalyst Partners V, L.P., a Delaware limited partnership ("GC V GPLP"), General Catalyst GP V, LLC, a Delaware limited liability company ("GC V GPLLC"), General Catalyst Group V Supplemental, L.P., a Delaware limited partnership ("GC V Supplemental"), Kenneth Chenault, David P. Fialkow, Joel E. Cutler and Hemant Taneja (together, the "Managers"), who are collectively referred to herein as the "Reporting Persons."

GCGMH LLC is the general partner of GCGMH, which is the manager of GCGMH, which is the manager of GC V GPLLC. Kenneth Chenault, David P. Fialkow, Joel E. Cutler and Hemant Taneja are Managing Members of GCGMH LLC. GC V GPLP is the sole general partner of GC V, E Fund V and GC V Supplemental. GC V GPLLC is the sole general partner of GC V GPLP. David P. Fialkow, Joel E. Cutler and Hemant Taneja are Managing Directors of GC V GPLLC.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
Address of principal business office or, if none, residence: 20 University Road, 4th Floor, Cambridge, MA 02138
Citizenship: Each of GCGMH, GC V, E Fund V, GC V Supplemental and GC V GPLP is a limited partnership organized under the laws of the State of Delaware. Each of GCGMH LLC, GCGM and GC V GPLLC is a limited liability company organized under the laws of the State of Delaware. Each of the Managers is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Line 9 of cover sheets.
Percent of class: See Line 11 of cover sheets. The percentages set forth on the cover sheets for each Reporting Person are calculated based on 104,502,616 shares of Class A Common Stock reported to be outstanding by the Issuer as of May 6, 2025, as listed on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025.
Sole power to vote or to direct the vote: See Line 5 of cover sheets.
Shared power to vote or to direct the vote: See Line 6 of cover sheets.
Sole power to dispose or to direct the disposition: See Line 7 of cover sheets.
Shared power to dispose or to direct the disposition: See Line 8 of cover sheets.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 2 for members of the group.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- General Catalyst Group Management Holdings GP, LLC: /s/ Christopher McCain, Christopher McCain, C.L.O. of General Catalyst Group Mgmt, LLC, the General Partner of General Catalyst Group Mgmt Holdings, L.P., its Manager (05/13/2025)
- General Catalyst Group Management Holdings, L.P.: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer of General Catalyst Group Management, LLC, its General Partner (05/13/2025)
- General Catalyst Group Management, LLC: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer (05/13/2025)
- General Catalyst GP V, LLC: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer (05/13/2025)
- General Catalyst Partners V, L.P.: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer of General Catalyst GP V, LLC, its General Partner (05/13/2025)
- General Catalyst Group V, L.P.: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer of General Catalyst GP V, LLC, the General Partner of General Catalyst Partners V, L.P., its General Partner (05/13/2025)
- GC Entrepreneurs Fund V, L.P.: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer of General Catalyst GP V, LLC, the General Partner of General Catalyst Partners V, L.P., its General Partner (05/13/2025)
- General Catalyst Group V Supplemental, L.P.: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer of General Catalyst GP V, LLC, the General Partner of General Catalyst Partners V, L.P, its General Partner (05/13/2025)
- Kenneth Chenault: /s/ Christopher McCain, Christopher McCain, Attorney-in-Fact (05/13/2025)
- David P. Fialkow: /s/ Christopher McCain, Christopher McCain, Attorney-in-Fact (05/13/2025)
- Joel E. Cutler: /s/ Christopher McCain, Christopher McCain, Attorney-in-Fact (05/13/2025)
- Hemant Taneja: /s/ Christopher McCain, Christopher McCain, Attorney-in-Fact (05/13/2025)
Comment: This Schedule 13G/A was executed by Christopher McCain on behalf of the Managers pursuant to Powers of Attorney filed as Exhibit 24.1 to the Form 4 relating to the beneficial ownership of shares of Intersections Inc. (file no. 000-50580) by Reporting Persons filed with the Securities Exchange Commission on January 15, 2019 and incorporated herein in its entirety by reference.

Material to be Filed as Exhibits.
Exhibit 1 - Agreement regarding joint filing of Schedule 13G.
Exhibit 2 - Members of the Group